TOWER ONE ANNOUNCES FILING OF AMENDED FINANCIAL STATEMENTS

June 14, 2021 - VANCOUVER, BC, CANADA - TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) ("Tower One" or the "Company") announces that the Company previously filed its audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 (the "Financial Statements") with the Securities Commissions of British Columbia and Ontario on SEDAR and with the U.S. Securities and Exchange Commission on Form 6-K which included an audit report from its current auditor, Smythe LLP, for the financial statements for the years ended December 31 2020 and December 31, 2019, but inadvertently did not obtain and include an audit report from its former auditor, Manning Elliott LLP, for the financial statements for the year ended December 31, 2018 which were audited by Manning Elliott LLP. In addition, the Company added an explanatory note to the Financial Statements regarding the re-casting of certain numbers from the financial year ended December 31, 2018. As a result, the Financial Statements were amended to add the explanatory note and the audit report of Manning Elliott LLP.

A copy of the amended Financial Statements has been filed under the Company's profile on SEDAR at www.sedar.com and will be filed on Form 6-K on Edgar.

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail:  info@toweronewireless.com

Website:  www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.